Pang Zhang-Whitaker	28 Liberty Street, 41st Floor
Partner	New York, NY 10005
zhang@clm.com	D / 212-238-8844

February 27, 2025

Al Pavot

Terence O’Brien

Juan Grana

Katherine Bagley

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pinnacle Food Group Limited

Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted February 12, 2025
CIK No. 0002032755

Dear Ladies and Gentlemen:

On behalf of Pinnacle Food Group Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 20, 2025 on the Company’s Amended Draft Registration Statement on Form F-1 confidentially submitted on February 12, 2025 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its registration statement on Form F-1 that will be publicly filed (the “Amended Registration Statement”).

The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Amended Registration Statement where the language addressing a particular comment appears.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities, page 54

1.	Please update your disclosure to quantify the amount of your June 30, 2024 accounts receivable that have been subsequently collected.

We have revised the disclosure in the Amended Registration Statement on page 54 in response to the Staff’s comment.

Financial Statements, page F-1

2.	Please see the guidance in the Instructions to Item 8.A.4 of Form 20-F regarding the potential need for an exhibit addressing the age of audited financial statements in the filing.

We have filed a request for waiver and the required representation under Item 8.A.4 of Form 20-F as Exhibit 99.3 to the Amended Registration Statement in response to the Staff’s comment.

Note 11, page F-40

3.	As previously requested, please expand your disclosure to clarify whether there is any circumstance under which the holder of the PFAI Class E preferred stock can convert/exchange the stock for PFAI Class A common stock. If that possibility exists, then it appears the Registrant could lose control of PFAI, and a corresponding risk factor disclosure may be appropriate.

We have revised the disclosure in the Amended Registration Statement on pages F-22 and F-40 in response to the Staff’s comment.

General

4.	We note your response to comment 14, including your revised disclosure on page 2 that “[you] regularly place purchase orders with [y]our OEM manufacturers [including Banjia and Seonwo], and they ship the various components to [you] based on [y]our requirements.” Please revise to clarify whether you have entered into long-term agreements with Banjia or Seonwo for the production of your products. If you have not entered into such long-term agreements, please revise to clearly disclose any related risks.

We respectfully advise the Staff that the Company has not entered into any long-term agreements with Seonwo or Banjia for the production of its products. We have revised the disclosure in the Amended Registration Statement on pages 2 and 64 to clarify this point. We also added a risk factor in the Amended Registration Statement on page 14 in response to the Staff’s comment.

If you have any questions regarding this submission, please contact Pang Zhang-Whitaker by telephone at 212-238-8844, or via e-mail at zhang@clm.com, Steven J. Glusband at 212-238-8605, or via e-mail at glusband@clm.com, Guy Ben-Ami at 212-238-8658, or via e-mail at benami@clm.com.

Thank you again for your time and attention.

Sincerely,

/s/ Pang Zhang-Whitaker

cc:	Mr. Jiulong You, Chief Executive Officer,
Pinnacle Food Group Limited